UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One): / /Form 10-K / /Form 20F /X/Form 11-K
             / /Form 10-Q / /Form N-SAR

     For Period Ended: December 31, 1997
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

     Peoples Bancorp, Inc.
----------------------------------------------------------
Full Name of Registrant


     134 Franklin Center Road
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Address of Principal Executive Officer (Street and Number)

     Lawrenceville, New Jersey
----------------------------------------------------------
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due
 /X/ date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due dates; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period.

     The Form 11-K which is the subject of this 12b-25 extension is being filed in order to report the information required of the Trenton Savings Bank, FSB 401(k) Profit Sharing Plan (the "Plan"). The Plan is unable to timely file its Form 11-K because the third party record-keeper of the Plan changed its record-keeping system in 1996 and the financial statement information that was recently provided to us by the record-keeper is inaccurate for the 1996 Plan Year. Our auditors are in the process of correcting such information.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    Judy Olsen              609       844-3088
    --------------------  -------     ------------------------
    (Name)               (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                         /X/ Yes     / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                         / / Yes     /X/ No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made

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                      Peoples Bancorp, Inc.
        ------------------------------------------------
          (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 1998      By:  /s/  Dan A. Chila, SVP
                              -----------------------------------
                              Dan A. Chila, Senior Vice President


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                            ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).